SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE TO

Tender Offer Statement Under Section 14(d)(1) or 13(e)(1)
of the Securities Exchange Act of 1934

KEY TECHNOLOGY, INC.
(Name of Subject Company (Issuer))

KEY TECHNOLOGY, INC.
(Name of Filing Person, the Issuer)

Series B Convertible Preferred Stock, Par Value $0.01 Per Share
(Title of Class of Securities)

493143200
(CUSIP Number of Class of Securities)

Thomas C. Madsen
Chairman and Chief Executive Officer
Key Technology, Inc.
150 Avery Street
Walla Walla, Washington 99362
(509) 529-2161
(Name, address and telephone number of person authorized to receive notices and communications on behalf of filing persons)

with a copy to:

Ronald L. Greenman
Kurt W. Ruttum
Tonkon Torp LLP
888 SW 5th Avenue, Suite 1600
Portland, Oregon 97204
(503) 221-1440

CALCULATION OF FILING FEE

Transaction Valuation*	Amount of Filing Fee

$11,374,040.00	$2,274.81

*
Estimated for purposes of calculating the amount of the filing fee only. The amount assumes the exchange of all of the outstanding shares of Series B Convertible Preferred Stock, $0.01 par value. The amount of the filing fee is based upon the book value of the securities acquired pursuant to Rule 0-11.

☐
Check the box if any part of the fee is offset as provided by Rule 011 (a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number or the Form or Schedule and the date of its filing.

Amount Previously Paid:	N/A	Form or Registration Number: N/A
Filing Party:	N/A	Date Filed: N/A

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.
Check the appropriate boxes below to designate any transactions to which the statement relates:
☐	third party tender offer subject to Rule 14d-1.
☒	issuer tender offer subject to Rule 13e-4.
☐	going private transaction subject to Rule 13e-3.
☐	amendment to Schedule 13D under Rule 13d-2.
☐	Check the box if the filing is a final amendment reporting the results of a tender offer.

This Tender Offer Statement on Schedule TO (this “Schedule TO”) relates to the offer by Key Technology, Inc., an Oregon corporation (the “Company”), to exchange (the “Exchange Offer”) one share of its Series D Convertible Preferred Stock, $0.01 par value (“Series D Preferred”), for each outstanding share of its Series B Convertible Preferred Stock, $0.01 par value (“Series B Preferred”), upon the terms and subject to the conditions contained in the Offering Memorandum dated April 25, 2002 (the “Offering Memorandum”) and the related Letter of Transmittal, both of which are filed as exhibits to this Schedule TO. Up to an aggregate of 1,137,404 shares of Series D Preferred may be issued in the Exchange Offer.

ITEM 1.    SUMMARY TERM SHEET.

The information set forth in the Offering Memorandum under the heading entitled “Summary of the Exchange Offer” is incorporated herein by reference.

ITEM 2.    SUBJECT COMPANY INFORMATION.

(a) through (c) The information set forth in the Offering Memorandum is incorporated herein by reference.

ITEM 3.    IDENTITY AND BACKGROUND OF FILING PERSON.

(a) Key Technology, Inc. is the filing person. Its business address is 150 Avery Street, Walla Walla, Washington 99362. Its telephone number is (509) 529-2161.

The names of each member of the Company’s Board of Directors and their respective business addresses are:

Thomas C. Madsen (Chairman)
150 Avery Street
Walla Walla, Washington 99362

Gordon Wicher
150 Avery Street
Walla Walla, Washington 99362

Harold R. Frank
6054 La Goleta
Goleta, California 93117

Michael L. Shannon
Data Access Technologies, Inc.
230 East Union Street
Pasadena, California 91101

John E. Pelo
#6 Gatehouse Lane
Sandy, Utah 84092

Peter H. van Oppen
Advanced Digital Information Corp.
P.O. Box 97057
Redmond, Washington 98073-9757

The business address of each of the Company’s executive officers is 150 Avery Street, Walla Walla, Washington 99362. The names and titles of each of the Company’s executive officers are:

Thomas C. Madsen	Chairman and Chief Executive Officer

Kirk W. Morton	President and Chief Operating Officer

Gordon Wicher	Vice President of Operations and Secretary

Ted R. Sharp	Chief Financial Officer

Rodney W. Larson	Vice President of SRC Vision and Vice President of Service

ITEM 4.    TERMS OF THE TRANSACTION.

The rights, preferences, privileges, restrictions and limitations of the shares of Series D Preferred are included in the form of Certificate of Designation for the Series D Convertible Preferred Stock contained in Exhibit 12(a)(5)(i) of this Schedule TO, and are incorporated herein by reference.

(a) (1) (i)  The information set forth in the Offering Memorandum under the headings entitled “Summary of the Exchange Offer” and “The Exchange Offer” is incorporated herein by reference.

(ii)  The information set forth in the Offering Memorandum under the headings entitled “Summary of the Exchange Offer” and “The Exchange Offer” is incorporated herein by reference.

(iii)  The information set forth in the Offering Memorandum under the headings entitled “Summary of the Exchange Offer” and “The Exchange Offer” is incorporated herein by reference.

(iv)  Not applicable.

(v)  through (viii) The information set forth in the Offering Memorandum under the headings entitled “Summary of the Exchange Offer” and “The Exchange Offer” and the related Letter of Transmittal is incorporated herein by reference.

(ix)  Not applicable.

(x)  through (xi) The information set forth in the Offering Memorandum under the headings entitled “Summary of the Exchange Offer” and “The Exchange Offer” is incorporated herein by reference.

(xii)  The information set forth in the Offering Memorandum under the heading entitled “Certain Federal Income Tax Considerations” is incorporated herein by reference.

(2)  Not applicable.

(b)  The Company will offer the exchange of shares of Series D Preferred for Series B Preferred to any director, officer or affiliate of the Company owning such shares as part of the Exchange Offer. The terms of such exchanges will be the same as for all other holders of Series B Preferred.

ITEM 5.    PAST CONTACTS, TRANSACTIONS, NEGOTIATIONS, AND AGREEMENTS.

(e)  Not applicable.

ITEM 6.    PURPOSES OF THE TRANSACTIONS AND PLANS OR PROPOSALS.

(a)  and (b) The information set forth in the Offering Memorandum under the headings entitled “Summary of the Exchange Offer” and “The Exchange Offer” is incorporated herein by reference.

(c)  (1) and (2) In connection with the Company’s business strategy, the Company continually reviews strategic options or proposals relating to mergers, consolidations and acquisition opportunities involving the Company and its subsidiaries and their respective assets.

(c)  (3) The information set forth in the Offering Memorandum under the headings entitled “Summary of the Exchange Offer” and “The Exchange Offer” is incorporated herein by reference.

(c)  (4) through (5) Not applicable.

(c)  (6) through (7) The information set forth in the Offering Memorandum under the heading “The Exchange Offer” is incorporated herein by reference.

(c)  (8) through (10) Not applicable.

ITEM 7.    SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

(a)  The information set forth in the Offering Memorandum under the headings entitled “Summary of the Exchange Offer” and “The Exchange Offer” is incorporated herein by reference.

(b)  Not applicable.

(d)  Not applicable.

ITEM 8.  INTEREST IN SECURITIES OF THE SUBJECT COMPANY.

(a)  The following table states the aggregate number and percentage of outstanding shares of Series B Preferred owned as of March 31, 2002 by the officers and directors of the Company, and their respective associates.

Beneficial Owner/Title	Shares of Series B Preferred Beneficially Owned	Percent of Outstanding Shares of Series B Preferred
Thomas C. Madsen —Chairman, Chief Executive Officer and Director	10	*

Peter H. van Oppen —Director	36,500	3.2

Rodney W. Larson —Vice President of SRC Vision and Vice President of Service	500	*

Ted R. Sharp —Chief Financial Officer	2,000	*

*	less than 1%

(b)  None, other than trades through the Nasdaq SmallCap Market in the ordinary course of business.

ITEM 9.    PERSONS/ASSETS, RETAINED, EMPLOYED, COMPENSATED OR USED.

(a)  Not applicable.

ITEM 10.    FINANCIAL STATEMENTS.

(a)   (1) The information set forth in Item 8 of the Company’s Annual Report on Form 10-K for the fiscal year ended September 30, 2001, and the information in the Offering Memorandum under the heading entitled “Where You Can Find Additional Information” is incorporated herein by reference.

(2)  The information set forth in part I entitled “Financial Information” of the Company’s quarterly report on Form 10-Q for the fiscal quarter ended December 31, 2001, and the information in the Offering Memorandum under the heading entitled “Where You Can Find Additional Information” is incorporated herein by reference.

(3)  The information set forth in the Offering Memorandum under the heading entitled “Ratio of Earnings to Combined Fixed Charges and Preferred Dividends” is incorporated herein by reference.

(4)  At December 31, 2001, the book value per share of the Series B Preferred was $9.83 per share. At December 31, 2001, the book value per share of Common Stock was $5.31 per share.

(b)   (1) The information set forth in the Offering Memorandum under the heading entitled “Unaudited Historical and Pro Forma Condensed Financial Statements” is incorporated herein by reference.

(2)  The information set forth in the Offering Memorandum under the headings entitled “Ratio of Earnings to Combined Fixed Charges and Preferred Dividends” and “Unaudited Historical and Pro Forma Condensed Financial Statements” in the Offering Memorandum is incorporated herein by reference.

(3)  At December 31, 2001, the pro forma book value per share of the Series D Preferred was $9.83 per share. At December 31, 2001, the pro forma book value per share of Common Stock was $5.31.

ITEM 11.    ADDITIONAL INFORMATION.

(a)  (1) Not applicable.

(2)  Not applicable.

(3)  Not applicable.

(4)  Not applicable.

(5)  None.

(b)  None.

ITEM 12.    EXHIBITS.

(a)(1)(i)	Cover Letter to Series B Preferred Holders.

(a)(1)(ii)	Offering Memorandum dated as of April 25, 2002.

(a)(1)(iii)	Letter of Transmittal.

(a)(1)(iv)	Letter to Brokers, Dealers and other Nominees.

(a)(1)(v)	Form of Letter to Clients.

(a)(1)(vi)	Guaranteed Delivery Form.

(a)(2)	Not applicable.

(a)(3)	Not applicable.

(a)(4)	Not applicable.

(a)(5)(i)	Form of Certificate of Designation for Series D Preferred Stock.

(b)  Not applicable.

(d)  Not applicable.

(g)  Not applicable.

(h)  Not applicable.

ITEM 13.    INFORMATION REQUIRED BY SCHEDULE 13E-3.

Not applicable.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

By:	/s/ THOMAS C. MADSEN
Thomas C. Madsen Chairman and Chief Executive Officer

Dated:  April 25, 2002

EXHIBIT INDEX

Exhibit No.	Description
12(a)(1)(i)	Cover letter to Series B Preferred Holders

12(a)(1)(ii)	Offering Memorandum dated as of April 25, 2002

12(a)(1)(iii)	Letter of Transmittal

12(a)(1)(iv)	Letter to Brokers, Dealers and other Nominees

12(a)(1)(v)	Form of Letter to Clients

12(a)(1)(vi)	Guaranteed Delivery Form

12(a)(5)(i)	Form of Certificate of Designation for Series D Preferred Stock